UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response…2.50
FORM 12b-25	SEC File Number 33-59380
NOTIFICATION OF LATE FILING*	CUSIP Number

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended:   January 31, 2009

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:     n/a

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:	n/a

PART I – REGISTRANT INFORMATION
Finlay Fine Jewelry Corporation
Full Name of Registrant
n/a
Former Name if Applicable

529 Fifth Avenue
Address of Principal Executive Office (Street and Number)
New York, NY 10017
City, State and Zip Code

*	The Registrant is not subject to the filing requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 and is voluntarily filing this Notification of Late Filing.

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although management of Finlay Fine Jewelry Corporation (the “Registrant”) has been working diligently to complete all the required information for its annual report on Form 10-K for the fiscal year ended January 31, 2009, and a substantial part of such information has been completed as of this date, the Registrant requires additional time to finalize certain required disclosures in order to complete the filing of its Form 10-K.  The Form 10-K will be filed as soon as possible (and no later than the fifteenth calendar day following the prescribed due date).

The Registrant’s parent company, Finlay Enterprises, Inc., filed its annual report on Form 10-K for the fiscal year ended January 31, 2009 on May 1, 2009.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bruce E. Zurlnick	(212)	808-2800
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has not yet finalized its annual report on Form 10-K for the year ended January 31, 2009 for the reasons set forth in Part III of this Form 12b-25.  Accordingly, this information is subject to revision prior to the filing of the Registrant’s annual report on Form 10-K for the year ended January 31, 2009.

The Registrant anticipates incurring a net loss of $107.3 million for the year ended January 31, 2009, compared to a net loss of $10.0 million for the year ended February 2, 2008.  The key drivers of the Registrant’s net loss in fiscal year 2008 relate to impairment charges covering fixed assets and intangible assets, as well as the write-down of inventory totaling $58.9 million.

The Registrant expects its independent registered public accounting firm to include an explanatory paragraph indicating substantial doubt about the Registrant’s ability to continue as a going concern in its report on the Registrant’s consolidated financial statements for the year ended January 31, 2009.

                    Finlay Fine Jewelry Corporation
Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2009	By:	/s/ Bruce E. Zurlnick

Bruce E. Zurlnick
Senior Vice President, Treasurer and Chief Financial Officer